[Draft: (New York) March 16, 2006]

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               DELPHI CORPORATION
                               ------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    247126105
                                 --------------
                                 (CUSIP Number)

                                 with copies to:

                              Mark L. Mandel, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                               New York, NY 10036
                                 (212) 819-8546
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 March 15, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

================================================================================

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Appaloosa Investment Limited Partnership I

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
----- --------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
---------------------- ----- ---------------------------------------------------
NUMBER OF SHARES       7     SOLE VOTING POWER
BENEFICIALLY OWNED           0
BY EACH REPORTING      ----- ---------------------------------------------------
PERSON WITH            8     SHARED VOTING POWER
                             27,716,000
                       ----- ---------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
                             0
                       ----- ---------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             27,716,000
----- --------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      27,716,000
----- --------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.93%
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN
----- --------------------------------------------------------------------------

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Palomino Fund Ltd.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
----- --------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands
---------------------- ----- ---------------------------------------------------
NUMBER OF SHARES       7     SOLE VOTING POWER
BENEFICIALLY OWNED BY        0
EACH REPORTING         ----- ---------------------------------------------------
PERSON WITH            8     SHARED VOTING POWER
                             24,284,000
                       ----- ---------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
                             0
                       ----- ---------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             24,284,000
----- --------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      24,284,000
----- --------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.32%
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
----- --------------------------------------------------------------------------

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Appaloosa Management L.P.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
----- --------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
---------------------- ----- ---------------------------------------------------
NUMBER OF SHARES       7     SOLE VOTING POWER
BENEFICIALLY OWNED           0
BY EACH REPORTING      ----- ---------------------------------------------------
PERSON WITH            8     SHARED VOTING POWER
                             52,000,000
                       ----- ---------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
                             0
                       ----- ---------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             52,000,000
----- --------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      52,000,000
----- --------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.25%
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN
----- --------------------------------------------------------------------------

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Appaloosa Partners Inc.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
----- --------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
---------------------- ----- ---------------------------------------------------
NUMBER OF SHARES       7     SOLE VOTING POWER
BENEFICIALLY OWNED           0
BY EACH REPORTING      ----- ---------------------------------------------------
PERSON WITH            8     SHARED VOTING POWER
                             52,000,000
                       ----- ---------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
                             0
                       ----- ---------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             52,000,000
----- --------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      52,000,000
----- --------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.25%
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
----- --------------------------------------------------------------------------

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      David A. Tepper

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
----- --------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
---------------------- ----- ---------------------------------------------------
NUMBER OF SHARES       7     SOLE VOTING POWER
BENEFICIALLY OWNED           0
BY EACH REPORTING      ----- ---------------------------------------------------
PERSON WITH            8     SHARED VOTING POWER
                             52,000,000
                       ----- ---------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
                             0
                       ----- ---------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             52,000,000
----- --------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      52,000,000
----- --------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.25%
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
----- --------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D (this "Statement"), relates to the common stock, $0.01 par value per share (the "Common Stock"), of Delphi Corporation, a Delaware corporation (the "Issuer"). According to the Issuer's most recent
Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2005, the principal executive offices of the Issuer are located at 5725 Delphi Drive, Troy, Michigan 48098.

ITEM 2. IDENTITY AND BACKGROUND

     (a) This Statement is being filed by and on behalf of: (i) Appaloosa Investment Limited Partnership I ("AILP"); (ii) Appaloosa Management L.P. ("AMLP"); (iii) Palomino Fund Ltd. ("Palomino"); (iv) Appaloosa Partners Inc. ("API"); and (v) David A. Tepper ("Mr. Tepper"). AILP, AMLP, Palomino, API and Mr. Tepper are hereinafter sometimes collectively referred to as the "Reporting Persons."

     (b) The business address of AMLP is Appaloosa Management L.P., 26 Main Street, Chatham, NJ 07928. The business address of each of AILP, Palomino, API and Mr. Tepper is c/o Appaloosa Management L.P., 26 Main Street, Chatham, NJ 07928.

     (c) AILP is a Delaware limited partnership that is an investment fund. AMLP is a Delaware limited partnership that is the general partner of AILP and acts as investment advisor to Palomino. Palomino is a British Virgin Islands corporation that is an investment fund. API is a Delaware corporation that is the general partner of AMLP. Mr. Tepper is a citizen of the United States and is the sole stockholder and the President of API. Mr. Tepper owns the majority of the limited partnership interests in AMLP.

     The attached Schedule A lists the executive officers and directors of each of AILP, AMLP, API and Palomino and contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

     (d) During the past five years, none of the Reporting Persons nor, to the best of any Reporting Persons' knowledge, any person named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons nor, to the best of any Reporting Persons' knowledge, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) AILP is a Delaware limited partnership. AMLP is a Delaware limited partnership. Palomino is a British Virgin Islands Corporation. API is a Delaware corporation. Mr. Tepper is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     AMLP, API and Mr. Tepper beneficially own 52,000,000 shares of Common Stock (the "AMLP Shares"). AILP beneficially owns 27,716,000 shares of Common Stock (the "AILP Shares"), which were acquired with the funds of AILP. Palomino beneficially owns 24,284,000 shares of Common Stock (the "Palomino Shares," and together with the AMLP Shares and the AILP Shares, the "Shares"), which were acquired with the funds of Palomino. The aggregate purchase price of the AILP Shares was $9,295,306.80. The aggregate purchase price of the Palomino Shares was $8,144,293.20.

ITEM 4. PURPOSE OF TRANSACTION

     The acquisition of the Shares by the Reporting Persons was for investment purposes. On March 15, 2006, in its capacity as a stockholder, AMLP sent a letter to the Issuer's board of directors expressing concerns over the current management of the Issuer in connection with the commencement and prosecution of the Issuer's case under chapter 11 of the Bankruptcy Code (the "March 15th Letter"). Particularly, the March 15th Letter outlines AMLP's belief that the Issuer's management and board of directors have engaged in, and are continuing to pursue, courses of action that are in breach of their fiduciary duties of care, loyalty and candor, and that have resulted in, and are continuing to inflict, material harm to the Issuer and all of its bona fide stakeholders. Notably, there has been no indication that any material adverse event occurred between August 2, 2005 (when a dividend was paid) and October 8, 2005 (when the chapter 11 petitions were filed) that would justify the onset of bankruptcy. In addition to having improperly determined to seek chapter 11 relief, the Issuer's management and board of directors have repeatedly authorized the Issuer to take actions and make public statements in the chapter 11 case that are inconsistent with their duty to maximize value and prevented the Issuer's stockholders from being properly represented. For example:

     o the Issuer has repeatedly, materially overstated the amount of its labor-related obligations by failing to take into account the fact that many of the benefits are unvested (i.e., they can be terminated without incurring liability) and any legal duty to provide them expires with the applicable underlying collective bargaining agreement in late 2007;

     o the Issuer has improperly characterized itself as "grossly insolvent" in reliance on a superficial balance sheet analysis, and without performing an appropriate enterprise valuation based on a properly-vetted business plan presented after the formulation and assessment of alternative reorganization strategies;

     o the Issuer has included in the Key Employee Compensation Program ("KECP") a reservation of 10% of the Issuer's stock for management, putting management in direct conflict with the Issuer's stockholders (the KECP gives management the incentive to convert debt into equity of the reorganized Issuer, diluting current stockholders' ownership stake);

     o the Issuer has cancelled its annual stockholders meeting for 2005 in violation of the express requirements of applicable Delaware law, thereby preventing stockholders from exercising their governance rights; and

     o the Issuer has thwarted the stockholders' efforts to obtain a vehicle to be heard in the chapter 11 case by opposing the appointment of an official equityholders committee.

     Moreover, the March 15th Letter demands that that the board schedule and hold the 2005 annual stockholders' meeting at the earliest possible time and further informs the Issuer's board of directors of AMLP's intention to nominate and elect a slate of between one and four directors to the board of directors at such meeting. The March 15th Letter further informs the Issuer's board of directors that if the Issuer is unwilling to proceed on a voluntary basis, AMLP is prepared to seek appropriate relief to compel a stockholders' meeting and asks that the Issuer promptly commence an action for damages arising from the breaches of the fiduciary duties of care and loyalty described in the March 15th Letter. AMLP has indicated that if the Issuer fails to do so, AMLP is prepared to seek relief from the Bankruptcy Court to take this action on the Issuer's behalf. The foregoing summary of the March 15th Letter is qualified in its entirety by reference to the March 15th Letter, a copy of which is filed as
Exhibit 1 to this Statement.

     Except as described in this Item 4 or otherwise described in this Statement, the Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended.

     Each of the Reporting Persons reserves the right, in light of its or his ongoing evaluation of the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its or his business objectives and other relevant factors, to change its or his plans and intentions at any time, as it or he deems appropriate. In particular, and without limiting the generality of the foregoing, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their Common Stock by the Securities Act of 1933, as amended, or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Company, (ii) sell or transfer shares of Common Stock or other securities beneficially owned by them from time to time in public or private transactions, and (iii) cause any of the Reporting Persons to distribute in kind to their respective stockholders, partners or members, as the case may be, shares of Common Stock or other securities owned by such Reporting Persons.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) Set forth in the table below is the number and percentage of shares of Common Stock beneficially owned by each Reporting Person as of March 15, 2006.

                                        NUMBER OF SHARES    NUMBER OF SHARES      AGGREGATE
                                          BENEFICIALLY     BENEFICIALLY OWNED     NUMBER OF    PERCENTAGE OF
                                        OWNED WITH SOLE    WITH SHARED VOTING      SHARES          CLASS
                                           VOTING AND        AND DISPOSITIVE    BENEFICIALLY   BENEFICIALLY
                NAME                   DISPOSITIVE POWER          POWER             OWNED         OWNED(1)
------------------------------------   -----------------   ------------------   ------------   -------------
Reporting Persons                                      0           52,000,000     52,000,000            9.25

Appaloosa Investment
 Limited Partnership I                                 0           27,716,000     27,716,000            4.93

Palomino Fund Ltd.                                     0           24,284,000     24,284,000            4.32

Appaloosa Management L.P.                              0           52,000,000     52,000,000            9.25

Appaloosa Partners Inc.                                0           52,000,000     52,000,000            9.25

David A. Tepper                                        0           52,000,000     52,000,000            9.25

     (1) The percentages of Common Stock indicated in this table are based on the 561,781,590 shares of Common Stock outstanding as of September 30, 2005, as disclosed in the Issuer's most recent Form 10-Q filed with the Securities and Exchange Commission on November 9, 2005. Any Common Stock not outstanding which is subject to options or conversion privileges which the beneficial owner had the right to exercise on or within 60 days after the date hereof is deemed outstanding for purposes of computing the percentage of Common Stock owned by such beneficial owner and for the Reporting Persons but is not deemed outstanding for the purpose of computing the percentage of outstanding Common Stock owned by any other beneficial owner.

     Other than as described above, no Reporting Person, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, beneficially owns any securities of the Issuer.

     (c) None of the Reporting Persons has purchased or sold common stock during the past sixty (60) days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The information set forth, or incorporated by reference, in Item 3 is hereby incorporated by this reference in this Item 6.

     Other than as described in this Statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships among the Reporting Persons or the persons set forth on Schedule A, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is supplemented as follows:

Exhibit No.  Description
-----------  --------------------------------------------------------------
     1 Letter sent by Appaloosa Management L.P. to the Members of the Board of Directors of Delphi Corporation, dated March 15, 2006

     2       Joint Filing Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2006

                                            APPALOOSA INVESTMENT LIMITED
                                            PARTNERSHIP I


                                            By: APPALOOSA MANAGEMENT L.P.,
                                            Its General Partner


                                            By: APPALOOSA PARTNERS INC.,
                                            Its General Partner


                                            By: /s/ David A. Tepper
                                                --------------------------------
                                            Name: David A. Tepper
                                            Title: President


                                            PALOMINO FUND LTD.


                                            By: APPALOOSA MANAGEMENT L.P.,
                                            Its Investment Adviser


                                            By: APPALOOSA PARTNERS INC.,
                                            Its General Partner


                                            By: /s/ David A. Tepper
                                                --------------------------------
                                            Name: David A. Tepper
                                            Title: President


                                            APPALOOSA MANAGEMENT L.P.


                                            By: APPALOOSA PARTNERS INC.,
                                            Its General Partner


                                            By: /s/ David A. Tepper
                                                --------------------------------
                                            Name: David A. Tepper
                                            Title: President


                                            APPALOOSA PARTNERS INC.


                                            By: /s/ David A. Tepper
                                                --------------------------------
                                            Name: David A. Tepper
                                            Title: President

                                            /s/ David A. Tepper
                                            ----------------------
                                               David A. Tepper

SCHEDULE A

Executive Officers and Directors of Appaloosa Investment Limited Partnership I, Palomino Fund Ltd., Appaloosa Management L.P. and Appaloosa Partners Inc.

                                          PRESENT PRINCIPAL OCCUPATION OR
NAME                   CITIZENSHIP        EMPLOYMENT                             BUSINESS ADDRESS
--------------------   ----------------   ------------------------------------   --------------------------------
David A. Tepper        United States      President, Appaloosa Partners          c/o Appaloosa Management L.P.,
                                          Inc.; Director, Palomino Fund, Ltd.    26 Main Street, Chatham,
                                                                                 NJ 07928
Ronald Goldstein(1)    United States      Vice President and Secretary,          c/o Appaloosa Management L.P.,
                                          Appaloosa Partners Inc.                26 Main Street, Chatham,
                                                                                 NJ 07928
Lawrence O'Friel(1)    United States      Treasurer, Appaloosa Partners Inc.     c/o Appaloosa Management L.P.,
                                                                                 26 Main Street, Chatham,
                                                                                 NJ 07928
Ernest Morrison(1)     United Kingdom     Partner of the law firm Cox            Milner House, 18 Parliament
                                          Hallett Wilkinson; Director,           Street, Hamilton, Bermuda
                                          Palomino Fund, Ltd.
Graham Cook(1)         United Kingdom     Managing Director of TMF (BVI)         Mill Mall P.O. Box 964,
                                          Limited; Managing Director of          Road Town, Tortola, British
                                          Bison Financial Services Limited;      Virgin Islands
                                          Director, Palomino Fund, Ltd.

     (1) Such persons disclaim beneficial ownership of any of the securities covered by this Statement.

                                       14